(Check One): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 0-27704

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

i2 Telecom International, Inc.

_____________________________________________________________________________________________

Full Name of Registrant

Digital Data Networks, Inc.

_____________________________________________________________________________________________

Former Name if Applicable

301 Yamato Road, Suite 2112

_____________________________________________________________________________________________

Address of principal executive office (Street and number)

Boca Raton, Florida 33431

_____________________________________________________________________________________________

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule

12b-25(b), the following should be completed. (Check appropriate box)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 2003 due to the time and attention required of the Registrant’s management in negotiating, structuring and implementing recent strategic initiatives. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul R. Arena ____________________________________ (Name)	561 _____________________ (Area Code)	944-5379 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net income, before taxes, of approximately $21,000 for the year ended December 31, 2003, compared to a net loss of $151,000 for the year ended December 31,

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2002. This change is due primarily to an increase in sales of $55,000 between 2003 and 2002, coupled with a decrease in direct operating costs of $50,000, and a decrease in selling, general and administrative expenses of $60,000 between 2003 and 2002.

i2 Telecom International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 31, 2004

By:	/s/ Paul R. Arena

Paul R. Arena Chief Executive Officer

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